UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON DECEMBER 19, 2012

DATE, TIME AND PLACE:

December  19, 2012, at 12:20 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr.  Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mrs. Viviane Senna Lalli, Directors. Also attended as guests, Mr. Angel Oscar Agallano, Mr. Carlos Alberto López Galán and Mr. Pedro Paulo Longuini, all Vice-President Executive Officers.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

To approve the election of the new members for the Board of Executive Officers of the Company.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the item of the Agenda, after examination and discussion of this matter, based on the documents submitted to the Board of Directors, which will be filed at the Company, the Company´s Board of Directors, unanimously and without any restrictions, approved, under article 17, item III, of the Company’s Bylaws and favorable recommendation of the Nomination and Remuneration Committee, for an additional mandate, which will run until the tenure of the elected directors on the first Board of Directors’ Meeting, which will be held after the 2013 General Meeting, as Executive Officer Mr. Manoel Marcos Madureira, brazilian, married, engineer, and bearer of the Identity Card (“RG”) # 5.948.737 issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 885.024.068-68; and as Officers without designation of the Company,  Mrs. Ana Paula Nader Alfaya, Brazilian citizen, married, advertiser, and bearer of the Identity Card (“RG”) # 21.753.753-4  7 issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 173.334.338-54; Mr. Carlos Alberto Seiji Nomoto, Brazilian citizen, married, manager, and bearer of the Identity Card (“RG”) # 20318336  issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 126.208.108-03; Mr. Fernando Díaz Roldán, Spanish citizen, married, manager, and bearer of  RNE # V540109-4, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 232.966.428-11; Mr. Jean Pierre Dupui, Brazilian citizen, married, Bank employee, bearer of the Identity Card (“RG”) # 0482407-5 7 issued by the Public Security Department of Amazonas (“SSP/AM”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 314.645.212-04; and Mr. Nilton Sergio Silveira Carvalho, Brazilian citizen, married, engineer, bearer of the Identity Card (“RG”) # 8.559.290 7 issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 801.611.898-49, all residents and domiciled in the capital of São Paulo, with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 e 2235 – Bloco A – Vila Olímpia. The elected Officers declare they are not subject to a crime provided for by law impeding them from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolution # 4.122/2012, both of the National Monetary Council, and he will only take the office for which he was elected after approval of his election by the Brazilian Central Bank.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, December 19, 2012. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mrs Viviane Senna Lalli, Directors. Marco Antônio Martins de Araújo Filho, Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 19, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer